Certificate of Amendment


1.   Name of corporation: Reality Interactive, Inc.

2. Articles have been amended as follows (provide article numbers, if available):

     Article IV  Capitalization.  Following a 1:100  reverse  stock  split,  the
     Articles  are  amended  to   reauthorize   one  hundred  and  five  million
     (105,000,000) shares, consisting of one hundred million (100,000,000) shares of Common Stock having a par value of $.001 per share and five million (5,000,000) shares of Preferred Stock having a par value of $.001 per share.

3. The vote by which the stockholders holding shares in the cooperation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:
     6,666,667.*

4.   Officer Signature (Required):

     /s/ David Loev, Assistant Secretary

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.